SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431-1

SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares

SEC Registration (CUSIP) 20441B308 – Common Shares

LATIBEX Registration 29922 – Class B Preferred Shares

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary Shareholders’ Meeting to be held on April 24, 2014, at 2:30 p.m. at the Company’s head office at Rua Coronel Dulcídio, 800, in this Capital, to decide on the following agenda:

ANNUAL SHAREHOLDERS’ MEETING

  To analyze, discuss and vote on the Annual Management Report, the balance sheet and other financial statements related to fiscal year 2013;
  To decide on the Executive Board’s proposal to allocate the 2013 net income in the amount of R$1,072,559,550.70 - including Profit Sharing payment - and the subsequent payment to shareholders of R$560,537,416.30, as follows:

•       Interest on equity, in replacement of the dividends, in the gross amount of R$180,000,000.00, which were already declared and paid in advance on December 16, 2013;

•       Dividends, in the amount of R$380,537,416.30, R$145,039,000.00 of which were already declared and paid in advance on December 16, 2013; The remaining portion of the Dividends totaling R$235,498,416.30 – whose payment will be carried out in up to 60 days as of the meeting hereby called - will be distributed as follows: R$0.82136 per common share (ON), R$1.27708 per class “A” preferred share (PNA) and R$0.90366 per class “B” preferred shares (PNB).

  To elect the members of the Fiscal Council, due to the expiration of the previous term of office; and
  To determine the compensation of Management and Fiscal Council members.

EXTRAORDINARY SHAREHOLDERS’ MEETING

  Amendment to the head provision of Article 4, according to the prerogative set forth in paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, as per shareholders’ request.

Notes: a) Documents related to the matters to be discussed at the Annual Meeting along with the Manual for Participation in the Meeting are at the shareholders’ disposal at the Company’s headquarters and website (www.copel.com); and b) Powers of attorneys for representation at the Annual Meeting shall be deposited at Copel's headquarters, “Diretoria de Finanças, Relações com Investidores, Departamento de Acionistas”, at Rua Coronel Dulcídio, 800, 3º andar, in this Capital, up to 48 hours prior to the meeting.

Curitiba, March 24, 2014

Maurício Schulman

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 24, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.